GRCR Partners Inc

April 5, 2016

Via EDGAR

SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Justin Dobbie Legal Branch Chief
Office of Transportation and Leisure
Re:	GRCR Partners Inc.
Registration Statement on Form S-1
Filed February 8, 2016
File No. 333-208814

Dear Mr. Dobbie:

GRCR Partners, Inc. hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced registration statement be accelerated to 3:00 p.m., Eastern Time, on Friday, April 8, 2016, or as soon thereafter as practicable.

The Company hereby acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GRCR Partners, Inc.

/s/ Sean Conrad
By:	Sean Conrad
Chief Executive Officer

1771 Post Rd East #178, Westport CT 06880 – 203.456.8088